Exhibit 99.1

MATERIAL FACT

LATAM AIRLINES GROUP S.A

Issuer of securities registered in the Securities Registry

Santiago, July 2, 2024

Mrs.

Solange Bernstein Jáuregui

President

Commission for the Financial Market

Av. Libertador Bernardo O’Higgins 1449

Present

Ref.:	Communicates MATERIAL FACT

From my consideration:

In accordance with article 9 and second paragraph of article 10 of Law No. 18,045 and with General Rule No. 30, both of the Financial Market Commission, duly empowered to this effect, I inform the following Material Fact regarding LATAM Airlines Group S.A. (“LATAM” or the “Company”):

1.	As reported by the Material Fact dated April 3, 2024, on such date LATAM’s Board of Directors approved to begin the process of opening and relisting the Company’s ADR program in the New York Stock Exchange (the “Relisting of the ADR Program”). Such process is currently ongoing.

2.	With the conviction that a secondary sale, if it happens, could result in an increase of the liquidity of the program, and therefore, make more effective the Relisting of the ADR Program, LATAM explored with certain creditors that were backstop parties of our reorganization plan (the “Reorganization Plan”) that was approved and confirmed in our reorganization proceeding in the United States of America according to the rules set forth in Chapter 11 of Title 11 of the Code of the United States of America (the “Chapter 11 Proceeding”) – who as of today are shareholders as a result of its implementation, whether they would be interested in principle in considering a possible secondary sale of a portion of their equity interest in the Company. In this regard, by means of information of interest disclosed on May 17, 2024 we informed that, although at that date they had not made any decision on the matter, they did confirm their preliminary interest and indicated that such decision would be possibly driven by the implementation process of the Relisting of the ADR Program and market conditions.

3.	In this regard, it should be recalled that in the context of the implementation of the Reorganization Plan, as informed in the Material Fact dated November 3, 2022, among other things:

A.	In November 2022, the Company’s creditors received in settlement of their claims, notes convertible into shares of the Company, which have been previously converted.

B.	The Company and the backstop parties of the restructuring contemplated in the Reorganization Plan entered into a Registration Rights Agreement (“RRA”). Under the RRA those backstop parties would be entitled to obtain the Company’s support if they opted to divest all or a portion of their equity interests in LATAM in one or more secondary public offerings of shares in firm commitment underwritings in the United States of America registered with the Securities and Exchange Commission of the United States of America (underwritten public offering). Hereinafter, each such secondary sale, a “Secondary Sale under the RRA”. According to the terms of the RRA, the first Secondary Sale under the RRA (i) can only be initiated at the request of the main backstop parties under the RRA (the “Necessary Backstop Parties”); and (ii) shall, in the good faith judgement of the managing underwriters therefor, represent at least US$ 200 million.

A copy of the RRA was made public on November 2022 in the docket of the Chapter 11 Proceeding as a supplement to our Reorganization Plan.

C.	The execution of the RRA was a condition precedent for the support by the backstop parties of the restructuring set forth in the Reorganization Plan, without which the Company would have not emerged from bankruptcy.

4.	As a result of this process, on the date hereof, the Company received from certain shareholders that are Necessary Backstop Parties under the RRA (collectively, the “Selling Shareholders”) an underwritten offering request that complies with the requirements of the RRA to proceed with the first Secondary Sale under the RRA, subject to certain factors, including market conditions.

Considering what is indicated in the paragraph 2. above, it is the Company’s intention that the Relisting of the ADR Program takes place concurrently with the first Secondary Sale under the RRA with the conviction that, as stated above, greater liquidity will make the Relisting of the ADR Program more effective in the best interest of the Company and its shareholders in general.

5.	It is worth mentioning that according with the terms of the RRA, the Selling Shareholders have the power to determine the date in which the secondary sale takes place, being even entitled to retract or modify the size of the secondary sale. Therefore, since the preference is that the Relisting of the ADR Program takes place concurrently with the first Secondary Sale under the RRA, on the date hereof the Company does not have certainty of the date in which the Relisting of the ADR Program and the first Secondary Sale under the RRA could take place.

6.	It is contemplated that such first Secondary Sale under the RRA would occur solely in the United States of America and other jurisdictions outside of the Republic of Chile through the issuance of new ADRs on the same date of the Relisting of the ADR Program.

7.	Pursuant to the terms of the RRA, the other creditors parties thereto, who as of today are also shareholders as a result of the implementation of the Reorganization Plan, have the right to adhere to this first Secondary Sale under the RRA as selling shareholders. To that effect, the Company will give the notices contemplated in such agreement so that the other signatories of the RRA may decide to exercise or not their right to adhere.

8.	In the event that, as indicated above, the Selling Shareholders opt to postpone or withdraw their request for the secondary sale referred to in this material fact, the Board of Directors of the Company will evaluate the best opportunity for the Relisting of the ADR Program when the conditions described in greater detail in our material fact of April 3, 2024 are met (i.e., (i) subject to the consent of those who were the main creditors supporting the Reorganization Plan approved and confirmed in the Chapter 11 Proceeding, without which the Company would not have emerged from said reorganization procedure; and (ii) considering market conditions and the best interest of the Company).

The Company will keep its shareholders and the market in general informed about progress on the Relisting of the ADR Program and the first Secondary Sale under the RRA.

As required by Rule 135e under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), this material fact does not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, and securities may not be offered or sold in the United States absent registration or an exemption from registration. Any offers, solicitations or offers to buy, or any sales of securities, including a potential secondary sale, will be made in accordance with the registration and prospectus requirements of the Securities Act.

Without further ado, yours sincerely,

Ramiro Alfonsín B.
Vice President Finance
LATAM Airlines Group S.A.

c.c.:	- Santiago Stock Exchange
- Chile Electronic Stock Exchange

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